UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             Playtex Products, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title or Class of Securities)

                                   72813P 10 0
                                 (CUSIP Number)

Check the following box to designate the rule pursuant to which this Schedule is filed:

          ___  Rule 13d-1(b)
          ___  Rule 13d-1(c)
          ___  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Check the following box if a fee is being paid with this statement [ ].


                              CUSIP No. 72813P 10 0

                (1)     Names of Reporting Persons
                S. S. or I. R. S.  Identification Nos. of Above Persons

                Thomas H. Lee


                (2) Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)   X


        (3)     SEC Use Only


        (4)     Citizenship or Place of Organization  United States

        Number of                 (5)  Sole Voting Power          -0-

        Shares Bene-
         ficially                 (6)  Shared Voting Power        -0-

        Owned by
        Each Reporting            (7)  Sole Dispositive Power     -0-

         Person
        With                      (8)  Shared Dispositive Power      -0-


        (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                         -0-

        (10)    Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares (See Instructions)   X

        (11)    Percent of Class Represented by Amount in Row (9)     -0-


        (12)    Type of Reporting Person (See Instructions)     IN

Item 1(a)       Name of Issuer:

                Playtex Products, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                300 Nyala Farms Road,
                Westport, Connecticut  06880


Item 2(a)       Name of Person Filing:

                Thomas H. Lee.

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                Thomas H. Lee:             75 State Street, Boston, MA 02109
                Fund:                      World Financial Center, South Tower,
                                            New York, NY  10080
                Fund II:                   World Financial Center, South Tower,
                                            New York, NY  10080
                Retirement Fund:           World Financial Center, South Tower,
                                            New York, NY  10080

Item 2(c)       Citizenship:

                Thomas H. Lee:             United States
                Fund:                      Delaware
                Fund II:                   Delaware
                Retirement Fund:           Delaware


Item 2(d)       Title of Class of Securities:

                Common Stock

Item 2(e)       CUSIP Number:

                72813P 10 0

Item 3 If Statement filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


        (a)     [ ]      Broker or Dealer

        (b)     [ ]      Bank

        (c)     [ ]      Insurance Company

        (d)     [ ]      Investment Company

        (e)     [ ]      Investment Adviser

        (f)     [ ]      Employee Benefit Plan, Pension Fund or Endowment Fund

        (g)     [ ]      Parent Holding Company

        (h)     [ ]      Group

                               NOT APPLICABLE

Item 4          Ownership:

        (a)  Amount Beneficially Owned:

As of December 31, 1998, Mr.Lee beneficially owned no shares of the Issuer's Common Stock.

(b)  Percent of Class:

      -0-
(c)     Description of Beneficial Ownership:

        Not Applicable

Item 5          Ownership of Five Percent or Less of a Class:

                Not Applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not Applicable.

Item 8          Identification and Classification of Members of the Group:

                Not Applicable

Item 9          Notice of Dissolution of Group:

                Not Applicable.

Item 10         Certification:

                Not Applicable.

                                    Signature


        After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/Thomas H. Lee
                                    Thomas H. Lee



Dated:    February 9, 1999